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SECURI **06002659** TISSION

Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 21380

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/2005___ AND ENDING ___12/31/2005___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Monness, Crespi, Hardt & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

767 Third Avenue
                               (No. and Street)

New York   New York   10017
  (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Neil Crespi   (212) 838-7575
                                             (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Vassallo, Vincent R.
            (Name — if individual, state last, first, middle name)

16 Porter Place, Sea Cliff, New York   11579
 (Address)   (City)   (State)   Zip Code

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

EC 1410 (3-91)   Potential persons who are to respond to the collection of information
                   contained in this form are not required to respond unless the form displays
                   a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Neil Crespi_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Monness, Crespi, Hardt & Co., Inc._____, as of _____December 31_____, _2005_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

JENNIFER TRAINOR
Notary Public, State of New York
No 01TR5013422 Qualified in Nassau Co.
Commission Expires July 15, 2 _007_

_____
Signature

_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
  Included in Accountants' Certificate

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

FORM
X-17A-5

FOCUS REPORT
(FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT)
PART IIA [12]

(Please read Instructions before preparing Form)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X 16]   2) Rule 17a-5(b) [☐ 17]   3) Rule 17a-11 [☐ 18]

4) Special request by designated examining authority [☐ 19]   5) Other [☐ 26]

NAME OF BROKER-DEALER   Monness, Crespi, Hardt & Co., Inc.   SEC. FILE NO.
                                                                   8 21380   [14]
                                                           [13]   FIRM ID NO.
ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)   13-2878577   [15]
                                                                   FOR PERIOD BEGINNING (MM/DD/YY)
         767 Third Avenue
                                                           [20]   1/1/2005   [24]
                    (No. and Street)   AND ENDING (MM/DD/YY)

New York   [21] NY   [22] 10017   [23]   12/31/2005   [25]
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT (Area code) - Telephone No.

         Neil Crespi   [30]   (212) 838-7575   [31]
NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT   OFFICIAL USE

_____ [32]   _____ [33]
_____ [34]   _____ [35]
_____ [36]   _____ [37]
_____ [38]   _____ [39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS ?   YES [☐ 40] NO [X 41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT   [X 42]

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom
it is executed represent hereby that all information contained therein is true, correct and complete.
It is understood that all required items, statements, and schedules are considered integral parts of
this Form and that the submisson of any amendment represents that all unamended items, statements
and schedules remain true, correct and complete as previously submitted.

Dated the   24   day of   February   20 06
Manual Signatures of:

1) _____
   Principal Executive Officer or Managing Partner

2) _____
   Principal Financial Officer or Partner

3) _____
   Principal Operations Officer or Partner

ATTENTION - Intentional misstatements or omissions of facts constitute Federal
Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f (a))

VINCENT R. VASSALLO

CERTIFIED PUBLIC ACCOUNTANT

16 PORTER PLACE
SEA CLIFF, NEW YORK 11579
TEL.: (516) 759-1994   FAX: (516) 759-7109

ACCOUNTANTS' CERTIFICATE

Monness, Crespi, Hardt & Co., Inc.
767 Third Avenue
New York, New York 10017

Gentlemen:

We have examined the Focus Report of Monness, Crespi, Hardt & Co., Inc. as of December 31, 2005. Our examination was made in accordance with generally accepted auditing standards, and accordingly included a review of the system of internal control and the procedures for safeguarding securities and such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances, including the audit procedures prescribed by the Securities and Exchange Commission. As a result of our audit, we have concluded that there are no material inadequacies in the system of internal control and procedures for safe-guarding securities.

In our opinion, the accompanying Focus Report presents fairly the financial position of Monness, Crespi, Hardt & Co., Inc. as of December 31, 2005 in the form required by the Securities and Exchange Commission in conformity with generally accepted accounting principles, consistently applied.

Vincent R Vassallo

CERTIFIED PUBLIC ACCOUNTANT

Sea Cliff, New York
February 24, 2006

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

| BROKER OR DEALER | Monness, Crespi, Hardt & Co., Inc. | N 3 | | 100 |

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) __12/31/05__ | 99
SEC FILE NO. __8-21380__ | 98
Consolidated | | 198
Unconsolidated | X | 199

	Allowable		Non-Allowable		Total	
1. Cash	$ 23,753	200			$ 23,753	750
2. Receivables from brokers or dealers:						
A. Clearance account	1,507,931	295				
B. Other	758,615	300	$	550	2,266,546	810
3. Receivables from non-customers		355	425,944	600	425,944	830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities		430				850
5. Securities and/or other investments not readily marketable:						
A. At cost $		130				
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $		150				
B. Other securities $		160				
7. Secured demand notes:		470		640		890
Market value of collateral:						
A. Exempted securities $		170				
B. Other securities $		180				
8. Memberships in exchanges:						
A. Owned, at market $		190				
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	265,958	680	265,958	920
11. Other assets		535	38,380	735	38,380	930
12. TOTAL ASSETS	$ 2,290,299	540	$ 730,282	740	$ 3,020,581	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

| BROKER OR DEALER | Monness, Crespi, Hardt & C., Inc. | as of 12/31/05 |

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255	$	1470
14. Payable to brokers or dealers:						
A. Clearance account		1114		1315		1560
B. Other		1115		1305		1540
15. Payable to non-customers		1155		1355		1610
16. Securities sold not yet purchased, at market value				1360		1620
17. Accounts payable, accrued liabilities, expenses and other	1,101,358	1205		1385	1,101,358	1685
18. Notes and mortgages payable:						
A. Unsecured		1210				1690
B. Secured		1211		1390		1700
19. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:			750,000	1400	750,000	1710
1. from outsiders $		970				
2. Includes equity subordination (15c3-1 (d)) of .... $		980				
B. Securities borrowings, at market value:				1410		1720
from outsiders $		990				
C. Pursuant to secured demand note collateral agreements:				1420		1730
1. from outsiders $		1000				
2. Includes equity subordination (15c3-1 (d)) of .... $		1010				
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$ 1,101,358	1230	$ 750,000	1450	$ 1,851,358	1760

Ownership Equity

21. Sole proprietorship	$	1770
22. Partnership (limited partners $ ____ 1020)		1780
23. Corporation:		
A. Preferred stock		1791
B. Common stock	20,000	1792
C. Additional paid-in capital	55,000	1793
D. Retained earnings	1,094,223	1794
E. Total	1,169,223	1795
F. Less capital stock in treasury	( )	1796
24. TOTAL OWNERSHIP EQUITY	$ 1,169,223	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	$ 3,020,581	1810

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	Monness, Crespi, Hardt & Co., Inc.	as of 12/31/05

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition .... $ 1,169,223 `3480`
2. Deduct ownership equity not allowable for Net Capital .... ( ) `3490`
3. Total ownership equity qualified for Net Capital .... 1,169,223 `3500`
4. Add:
   - A. Liabilities subordinated to claims of general creditors allowable in computation of net capital .... 750,000 `3520`
   - B. Other (deductions) or allowable credits (List) .... `3525`
5. Total capital and allowable subordinated liabilities .... $ 1,919,223 `3530`
6. Deductions and/or charges:
   - A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) $ 730,282 `3540`
   - B. Secured demand note delinquency .... `3590`
   - C. Commodity futures contracts and spot commodities—
     proprietary capital charges .... `3600`
   - D. Other deductions and/or charges .... `3610` (730,282) `3620`
7. Other additions and/or allowable credits (List) .... `3630`
8. Net capital before haircuts on securities positions .... $ 1,188,941 `3640`
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):
   - A. Contractual securities commitments .... $ `3660`
   - B. Subordinated securities borrowings .... `3670`
   - C. Trading and investment securities:
     1. Exempted securities .... `3735`
     2. Debt securities .... `3733`
     3. Options .... `3730`
     4. Other securities .... `3734`
   - D. Undue Concentration .... `3650`
   - E. Other (List) .... `3736` ( ) `3740`
10. Net Capital .... $ 1,188,941 `3750`

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	Monness, Crespi, Hardt & Co., Inc	as of 12/31/05

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$ 73,423	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 100,000	3758
13. Net capital requirement (greater of line 11 or 12	$ 100,000	3760
14. Excess net capital (line 10 less 13)	$ 1,080,326	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$ 1,078,805	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$ 1,101,358	3790
17. Add:				
A. Drafts for immediate credit	$	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
C. Other unrecorded amounts (List)	$	3820	$	3830
19. Total aggregate indebtedness			$ 1,101,358	3840
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ line 10) .... %			93	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) .... %			N/A	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits......................	$ N/A	3970
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)............................	$	3880
24. Net capital requirement (greater of line 22 or 23)	$	3760
25. Excess capital (line 10 less 24)	$	3910
26. Net capital in excess of the greater of:		
A. 5% of combined aggregate debit items or $120,000	$ N/A	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	Monness, Crespi, Hardt & Co., Inc

For the period (MMDDYY) from **1/1/05** `3932` to **12/31/05** `3933`

Number of months included in this statement **12** `3931`

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:
   a. Commissions on transactions in exchange listed equity securities executed on an exchange .... $ 17,212,476 `3935`
   b. Commissions on listed option transactions .... `3938`
   c. All other securities commissions .... `3939`
   d. Total securities commissions .... `3940`
2. Gains or losses on firm securities trading accounts
   a. From market making in options on a national securities exchange .... `3945`
   b. From all other trading .... `3949`
   c. Total gain (loss) .... `3950`
3. Gains or losses on firm securities investment accounts .... `3952`
4. Profit (loss) from underwriting and selling groups .... 245,025 `3955`
5. Revenue from sale of investment company shares .... `3970`
6. Commodities revenue .... `3990`
7. Fees for account supervision, investment advisory and administrative services .... `3975`
8. Other revenue .... 1,158,356 `3995`
9. Total revenue .... $ 18,615,857 `4030`

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers .... $ 2,448,000 `4120`
11. Other employee compensation and benefits .... 5,910,503 `4115`
12. Commissions paid to other broker-dealers .... 1,941,820 `4140`
13. Interest expense .... 28,996 `4075`
    a. Includes interest on accounts subject to subordination agreements .... 20,742 `4070`
14. Regulatory fees and expenses .... `4195`
15. Other expenses .... 7,813,864 `4100`
16. Total expenses .... $ 18,143,183 `4200`

NET INCOME

17. Net income (loss) before Federal income taxes and items below (Item 9 less Item 16) .... $ 472,674 `4210`
18. Provision for Federal income taxes (for parent only) .... `4220`
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above .... `4222`
    a. After Federal income taxes of .... `4338`
22. Extraordinary gains (losses) .... `4224`
    a. After Federal income taxes of .... `4239`
21. Cumulative effect of changes in accounting principles .... `4225`
22. Net income (loss) after Federal income taxes and extraordinary items .... $ 472,674 `4230`

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items .... $ N/A `4211`

SEC 1696   11 of 16

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	Monness, Crespi, Hardt & Co., Inc.

For the period (MMDDYY) from __1/1/05__ to __12/31/05__

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period .... $ 696,549 `4240`
   A. Net income (loss).. 472,674 `4250`
   B. Additions (Includes non-conforming capital of .... $_____ `4262`) _____ `4260`
   C. Deductions (Includes non-conforming capital of .... $_____ `4272`) _____ `4270`

2. Balance, end of period (From Item 1800) .... $ 1,169,223 `4290`

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period .... $ 750,000 `4300`
   A. Increases... _____ `4310`
   B. Decreases... _____ `4320`

4. Balance, end of period (From Item 3520) .... $ 750,000 `4330`

OMIT PENNIES

BROKER OR DEALER	Monness, Crespi, Hardt & Co., Inc	as of	12/31/05

Exemptive Provision Under Rule 15c3-3

25. If an excemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1) — $2.500 capital category as per Rule 15c3-1 . . . . `4550`

B. (k) (2)(A) — "Special Account for the Exclusive Benefit of customers" maintained . . . . `4560`

C. (k) (2) (B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis
Name of clearing firm ▼ Spear, Leeds & Kellogg `4335` . . . . X `4570`

D. (k) (3) — Exempted by order of the Commission (include copy of letter) . . . . `4580`

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
`4600`		`4601`	`4602`	`4603`	`4604`	`4605`
`4610`		`4611`	`4612`	`4613`	`4614`	`4615`
`4620`		`4621`	`4622`	`4623`	`4624`	`4625`
`4630`		`4631`	`4632`	`4633`	`4634`	`4635`
`4640`		`4641`	`4642`	`4643`	`4644`	`4645`

Total $ 0 `4699`

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE: DESCRIPTIONS
1.   Equity Capital
2.   Subordinated Liabilities
3.   Accruals

MONNESS, CRESPI, HARDT & CO., INC.

RECONCILIATION OF COMPUTATION OF NET CAPITAL
DECEMBER 31, 2005

Line	Description	Per Audited Report	Per Unaudited Report	Increase (Decrease) Net Capital	Explanation
3480	Total ownership equity	$1,169,223	$1,169,223	-	
3520	Liabilities subordinated	750,000	750,000	-	
3540	Less non- allowable assets	730,282	738,897	$ 8,615	Year end Adjustment
3750	Net capital	$1,188,941	$1,180,326	$ 8,615	

MONNESS, CRESPI, HARDT & CO., INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2005

Increase (Decrease) in Cash

Cash flows from operating activities:	
Net income	$ 472,674
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	80,397
Change in assets and liabilities:	
(Increase) decrease in:	
Receivables from clearing brokers	587,033
Receivables from non-customers	(425,944)
Other assets	(37,828)
Increase (decrease) in:	
Accounts payable	(677,960)
Net decrease in cash	(1,628)
Cash, beginning of period	25,381
Cash, end of period	$ 23,753

The accompanying notes are an integral part of this statement.

MONNESS, CRESPI, HARDT & CO., INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

Note 1 -   Inception of Operations:

The Company commenced its business operations on February
11, 1977.   The Company is a member of the N.A.S.D. and its
principal business consists of being a broker dealer.

Note 2 -   Net Capital:

The Company is a registered broker dealer subject to the SEC
uniform net capital rule.   This rule requires that the
Company maintains a minimum net capital, as defined, of one-
fifteenth of aggregate indebtedness or $100,000, whichever
is greater.